Exhibit 99.1

Obsidian Energy Announces Definitive Agreement to
Sell Common Share Position in InPlay Oil Corp.

CALGARY, August 4, 2025 – OBSIDIAN ENERGY LTD. (TSX / NYSE American: OBE) (“Obsidian Energy” or the “Company”) announced today that it has entered into a definitive agreement with Delek Group Ltd. (the “Purchaser”) pursuant to which the Purchaser has agreed to acquire the Company’s common share position in InPlay Oil Corp. (“InPlay”), consisting of 9,139,784 InPlay common shares (“InPlay Shares”) and representing approximately 32.70% of the issued and outstanding InPlay Shares, for $10.00 per InPlay Share for an aggregate purchase price of $91,397,840, subject to certain adjustments described below (the “Disposition Transaction”).

The completion of the Disposition Transaction is expected to occur in the first half of August 2025 and is subject to the satisfaction or waiver of customary conditions to closing. The Company has obtained the required consent respect of the Disposition Transaction from InPlay under the investor rights agreement between the Company and InPlay.

Pursuant to the definitive agreement with the Purchaser, the purchase price for the Company’s InPlay Shares will be reduced by an amount equal to one-third of certain filing fees incurred by the Purchaser in connection with clearance under the Competition Act (Canada) and, if the Disposition Transaction closes after August 12, 2025 but before Obsidian Energy becomes entitled to receive InPlay’s August dividend, increased by an amount equal to one-half of the aggregate August monthly dividend to be paid on the Company’s InPlay Shares.1

Early Warning Disclosure

Obsidian Energy currently owns 9,139,784 InPlay Shares (representing approximately 32.70% of the issued and outstanding InPlay Shares), as well as 20,834 restricted awards (“InPlay RAs”) granted under InPlay’s incentive award plan (representing, together with the InPlay Shares owned by the Company, 32.77% of the issued and outstanding InPlay Shares assuming settlement of the InPlay RAs owned by the Company for InPlay Shares). Immediately following the closing of the Disposition Transaction, Obsidian Energy will not own any InPlay Shares and will continue to hold 20,834 InPlay RAs (representing 0.07% of the issued and outstanding InPlay Shares assuming settlement of such InPlay RAs for InPlay Shares). Pursuant to the terms of InPlay’s incentive award plan, the Company’s InPlay RAs are expected to be forfeited on the date that is 30 days following the closing of the Disposition Transaction. The price per InPlay Share under the Disposition Transaction is $10.00 subject to adjustment as described above and the purpose of the Disposition Transaction is to monetize the equity consideration received by the Company in connection with the disposition of the Company’s Pembina assets in April 2025.

1 If the Disposition Transaction closes on August 15, 2025 but Obsidian Energy becomes entitled to receive InPlay's August dividend, the aggregate purchase price for the Disposition Transaction will be decreased by an amount equal to one-half of the aggregate August monthly dividend to be paid on the InPlay Shares that are the subject of the Disposition Transaction.

As of the date of this press release, other than the Disposition Transaction, Obsidian Energy does not have any plans or future intentions which relate to or would result in any of the matters described in clauses (a) through (k) of Item 5 of Form 62-103F1.

The Disposition Transaction will be completed in reliance on the "private agreement exemption" contained in Section 4.2 of National Instrument 62-104 – Take-Over Bids and Issuer Bids ("NI 62-104"), on the basis that (i) the purchase of the InPlay Shares has not be made from more than five persons in the aggregate, (ii) the offer to purchase was not made generally to all holders of InPlay Shares, and (iii) the value of the consideration to be paid for the InPlay Shares by the Purchaser pursuant to the Purchase Agreement, including any brokerage fees and commissions, is not greater than 115% of the market price of the InPlay Shares as determined in accordance with NI 62-104.

An early warning report in respect of the Disposition Transaction will be electronically filed with the applicable securities commission in each jurisdiction where InPlay is a reporting issuer and will be available on InPlay’s SEDAR+ profile at www.sedarplus.ca. For further information or to obtain a copy of the early warning report, please contact our Senior Vice President and Chief Financial Officer, Peter Scott, at (403) 777-2500 or Investor.Relations@obsidianenergy.com. InPlay’s head office is located at Suite 2000, 350 7 Avenue S.W., Calgary, Alberta T2P 3N9.

About Obsidian Energy

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

All figures are in Canadian dollars unless otherwise stated.

Note Regarding Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws and the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: statements regarding the proposed timing and completion of the Disposition Transaction, the satisfaction of the conditions precedent to the Disposition Transaction, and the Company’s holdings of InPlay Shares following completion of the Disposition Transaction.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events and the responses of governments and the public thereto, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more repurchase offers pursuant to our senior unsecured notes when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations)); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com